Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Consolidated summarized remote voting map

According to CVM Instruction Nº 481/09, Itaú Unibanco Holding S.A. ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter and the voting instructions directly received by the Company for each item presented in the remote voting form on the matters submitted for the resolution of the Extraordinary General Stockholders' Meeting to be exclusively held online on January 31, 2021, 11: 00 a.m., with the purpose to:

Item	Description - extraordinary agenda	Candidates	Voting	Number of shares	% over total voting
1	Resolve on the "Protocol and Justification" in which the terms and conditions for the partial spin-off of Itaú Unibanco S.A. are set out, with the merger, into the Company, of the spun-off portion related to the interest of Itaú Unibanco S.A. representing 41.05% of XP Inc.'s capital stock ("Transaction 1"):		Approve	4.535.157.556	99,97361
			Reject	-	-
			Abstain	1.197.113	0,02639
2	Approve the appointment and engagement of PricewaterhouseCoopers Auditoresindependentes - PwC as the expert firm responsible for preparing the appraisal report of the stockholders' equity of Itaú Unibanco S.A. to be merged into the Company ("Appraisal Report 1"):		Approve	4.535.156.346	99,97358
			Reject	-	-
			Abstain	1.198.323	0,02642
3	Resolve on the Appraisal Report 1, based on the balance sheet of Itaú Unibanco S.A. as of September 30, 2020:		Approve	4.535.157.556	99,97361
			Reject	-	-
			Abstain	1.198.323	0,02642
4	Resolve on Transaction 1, with no increase in the Company's capital stock:		Approve	4.535.157.556	99,97361
			Reject	-	-
			Abstain	1.197.113	0,02639
5	If aforementioned items 1 to 4 are approved, then resolve on the "Protocol and Justification" in which the terms and conditions for the partial spin-off of the Company are set out, with reduction of its capital stock and transfer of the spun-off portion representing 41.05% of XP Inc.'s capital stock to a new company ("Newco") to be incorporated for such purpose on the date this Extraordinary General Stockholders' Meeting is held ("Transaction 2"):		Approve	4.535.157.556	99,97361
			Reject	-	-
			Abstain	1.197.113	0,02639
6	Approve the appointment and engagement of PricewaterhouseCoopers Auditoresindependentes - PwC as the expert firm responsible for preparing the appraisal report of the stockholders' equity of Itaú Unibanco S.A. to be spun off and transferred to Newco ("Appraisal Report 2"):		Approve	4.535.156.346	99,97358
			Reject	-	-
			Abstain	1.198.323	0,02642
7	Resolve on the Appraisal Report 2, based on the balance sheet of the Company as of September 30, 2020:		Approve	4.535.156.346	99,97358
			Reject	-	-
			Abstain	1.198.323	0,02642
8	Resolve on Transaction 2 and the resulting set-up of a NewCo, to be incorporated for such purpose on the date this Extraordinary General Stockholders' Meeting is held, with the issue of 4,958,290,359 common and 4,845,844,989 NewCo preferred shares to be assigned to the Company's stockholders in the same proportion of their interest in its capital, and approve the draft of NewCo's bylaws, which is attached to the "Protocol and Justification" for Transaction 2:		Approve	4.535.157.556	99,97361
			Reject	265.000	0,00584
			Abstain	932.113	0,02055
10	Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders' Meeting take office:	Geraldo José Carbone	Approve	4.534.450.060	99,95801
			Reject	706.517	0,01557
			Abstain	1.198.092	0,02641
11	Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders' Meeting take office:	Maria Helena dos Santos Fernandes de Santana	Approve	4.534.450.060	99,95801
			Reject	706.517	0,01557
			Abstain	1.198.092	0,02641
12	Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders' Meeting take office:	Roberto Egydio Setubal	Approve	4.534.450.060	99,95801
			Reject	706.517	0,01557
			Abstain	1.198.092	0,02641
13	Resolve on the amount allocated to the overall compensation of the members of the NewCo's Board of Officers and Board of Directors in the overall amount of R$633,000.00:		Approve	4.531.629.830	99,89585
			Reject	1.738.996	0,03833
			Abstain	2.985.843	0,06582
14	Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions:		Approve	4.535.157.556	99,97361
			Reject	-	-
			Abstain	1.197.113	0,02639
15	Amend items 7.1. and 7.1.4 of the Company's Bylaws to change the frequency of election and period of term of office for the members of the Audit Committee from annual to every five years:		Approve	4.535.155.367	99,97356
			Reject	2.189	0,00005
			Abstain	1.197.113	0,02639
16	Consolidate the Bylaws by including (i) the amendment mentioned in foregoing item "15"; and (ii) the capital reduction as a result of Transaction 2, in accordance with item 5 hereof:		Approve	4.535.157.556	99,97361
			Reject	-	-
			Abstain	1.197.113	0,02639
17	New wording of item 9, above: 9. If item 8 above is approved: Set at four (4) the number of positions to be filled at the NewCo's Board of Directors:		Approve	4.515.092.642	99,83996
			Reject	-	-
			Abstain	7.237.705	0,16004
18	Elect the members of the Board of Directors for the next annual term of office, which will be in force until the date the members elected at the 2021 Annual General Stockholders' Meeting take office:	Demosthenes Madureira de Pinho Neto	Approve	4.515.093.852	99,83998
			Reject	-	-
			Abstain	7.236.495	0,16002

São Paulo-SP, January 30, 2021.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence

Corporativo | Interno